FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Reports Mineral Reserves and Resources for the Year-Ended 2021

Mineral Reserves More than Replaced Across All Operations Driving a 4% Increase in Global Mineral Reserves at 5% Higher Grades

Toronto, Ontario (February 22, 2022) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its updated Mineral Reserves and Resources as of December 31, 2021. For a detailed summary by asset, refer to the tables below.
Highlights
▪Global Proven and Probable Mineral Reserves increased 4% to 10.3 million ounces of gold (202 million tonnes (“mt”) grading 1.58 grams per tonne of gold (“g/t Au”)), with grades also increasing 5%, reflecting higher grade additions at Island Gold and Mulatos. Mineral Reserves were more than replaced at all operations and by 166% of depletion
◦Young-Davidson’s Mineral Reserves increased 5% to 3.4 million ounces (43.7 mt grading 2.42 g/t Au), extending its Mineral Reserve life to 15 years
◦Island Gold’s Mineral Reserves increased 2% to 1.3 million ounces (4.1 mt grading 10.12 g/t Au) with grades increasing 4%
◦Mulatos’ Mineral Reserves increased 14% to 1.5 million ounces (29.4 mt grading 1.64 g/t Au) with a 32% increase in grades reflecting the addition of higher-grade underground Mineral Reserves at Puerto Del Aire (“PDA”), which is adjacent to the main Mulatos pit
▪Island Gold continues to grow with Mineral Reserves and Resources increasing 8%, net of depletion, to now total 5.1 million ounces. This represents a 176% increase from the 1.8 million ounces at the time of acquisition in 2017, net of 654,000 ounces of mining depletion
◦Mineral Reserves and Resources increased across all categories, including a 2% increase in Mineral Reserves to 1.3 million ounces and an 8% increase in Inferred Mineral Resources to 3.5 million ounces (7.9 mt grading 13.59 g/t Au)
◦Updated mine plan to be released mid-2022, incorporating the 37%, or 1.4 million ounce, increase in high-grade Mineral Reserves and Resources since the completion of the Phase III Expansion study in July 2020
▪Global Measured and Indicated Mineral Resources of 4.5 million ounces of gold (128 mt grading 1.10 g/t Au), down from 6.9 million ounces reflecting the conversion to Mineral Reserves at PDA and Young-Davidson, as well as a reduction of non-pit constrained Mineral Resources from the Mulatos Main Pit area
▪Global Inferred Mineral Resources of 7.0 million ounces of gold (125 mt grading 1.74 g/t Au), up slightly from 2020 with grades increasing 6% reflecting high-grade additions at Island Gold
▪Gold price assumptions unchanged from 2020 with $1,250 per ounce used for estimating Mineral Reserves and $1,400 per ounce used for estimating Mineral Resources
▪Global exploration budget of $40 million in 2022, including $22 million budgeted at Island Gold, $7 million at Mulatos, $5 million at Young-Davidson and $3 million at Lynn Lake

TRADING SYMBOL: TSX:AGI NYSE:AGI
“We had a very successful year on the exploration front, increasing Mineral Reserves at each of our operations and improving the quality of our global Mineral Reserve with higher grade additions. We have extended the mine lives at Young-Davidson and Mulatos, and also expect to extend Island Gold’s mine life as part of the updated mine plan to be released mid-year. With the 37% increase in Mineral Reserves and Resources since the completion of the Phase III expansion study in 2020, including higher-grade additions in proximity to the planned shaft, we expect the updated mine plan will demonstrate continued value growth at Island Gold,” aid John A. McCluskey, President and Chief Executive Officer.

Proven and Probable Gold Mineral Reserves
	2021			2020			% Change
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000's)	(g/t Au)	(000's)	(000's)	(g/t Au)	(000's)	(000's)	(g/t Au)	(000's)
Young-Davidson	43,690	2.42	3,394	41,191	2.44	3,232	6%	-1%	5%
Island Gold	4,112	10.12	1,338	4,197	9.71	1,310	-2%	4%	2%
Mulatos Mine	3,125	1.16	117	5,447	0.93	163
Stockpiles	4,947	1.64	260	8,854	1.30	369
La Yaqui Grande	18,448	1.25	742	18,203	1.25	732
PDA	2,849	4.67	428	0	0.00	0
Cerro Pelon	0	0.00	0	1,431	1.90	87
Total Mulatos	29,369	1.64	1,547	33,935	1.24	1,351	-13%	32%	14%
MacLellan	27,820	1.54	1,382	27,820	1.54	1,382
Gordon	8,723	2.42	678	8,723	2.42	678
Total Lynn Lake	36,542	1.75	2,060	36,542	1.75	2,060	-	-	-
Ağı Dağı	54,361	0.67	1,166	54,361	0.67	1,166
Kirazlı	33,861	0.69	752	33,861	0.69	752
Total Turkey	88,222	0.68	1,918	88,222	0.68	1,918	-	-	-
Alamos - Total	201,936	1.58	10,257	204,087	1.50	9,870	-1%	5%	4%

Measured and Indicated Gold Mineral Resources (exclusive of Mineral Reserves)
Young-Davidson - Surface	1,739	1.24	69	1,739	1.24	69
Young-Davidson - Underground	7,076	3.81	867	9,272	3.59	1,071
Total Young-Davidson	8,815	3.30	936	11,011	3.22	1,140	-20%	3%	-18%
Island Gold	1,096	8.12	286	718	7.18	166	53%	13%	73%
Mulatos Mine	4,934	1.01	161	71,319	1.10	2,518
La Yaqui Grande	1,150	0.87	32	1,237	0.80	32
PDA	765	5.05	124	-	-	-
Cerro Pelon	0	0.00	0	282	1.54	14
Carricito	1,355	0.83	36	1,355	0.83	36
Total Mulatos	8,204	1.34	353	74,193	1.09	2,600	-89%	23%	-86%
Lynn Lake	8,178	1.74	457	8,178	1.74	457	-	-	-
Esperanza	34,352	0.98	1,084	34,352	0.98	1,084	-	-	-
Turkey	55,664	0.60	1,068	55,664	0.60	1,068	-	-	-
Quartz Mountain	12,156	0.87	339	12,156	0.87	339	-	-	-
Alamos - Total	128,465	1.10	4,524	196,272	1.09	6,855	-35%	1%	-34%

Inferred Gold Mineral Resources
Young-Davidson - Surface	31	0.99	1	31	0.99	1
Young-Davidson - Underground	2,062	3.02	200	2,301	2.88	213
Total Young-Davidson	2,093	2.99	201	2,331	2.86	214	-10%	5%	-6%
Island Gold	7,906	13.59	3,454	6,915	14.43	3,208	14%	-6%	8%
Mulatos Mine	507	0.92	15	8,122	0.92	239
La Yaqui Grande	234	1.07	8	243	1.12	9
PDA	83	5.14	14	-	-	-
Cerro Pelon	0	0.00	0	26	0.71	1
Carricito	900	0.74	22	900	0.74	22
Total Mulatos	1,724	1.06	59	9,291	0.91	271	-81%	17%	-78%
Lynn Lake	45,873	1.10	1,622	45,873	1.10	1,622	-	-	-
Esperanza	718	0.80	18	718	0.80	18	-	-	-
Turkey	27,245	0.55	482	27,245	0.55	482	-	-	-
Quartz Mountain	39,205	0.91	1,147	39,205	0.91	1,147	-	-	-
Alamos - Total	124,764	1.74	6,982	131,579	1.65	6,962	-5%	6%	0%

2 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mineral Reserves
Global Proven and Probable Mineral Reserves total 10.3 million ounces of gold as of December 31, 2021, a 4% increase from 9.9 million ounces at the end of 2020 with grades also increasing 5%. This reflected increases at all three operations with Mineral Reserves more than replacing mining depletion of 582,000 ounces in 2021.
This included a 5% increase in Mineral Reserves at Young-Davidson to 3.4 million ounces, net of depletion, with grades largely unchanged at 2.42 g/t Au. The increase resulted from delineation drilling and the successful conversion of existing Mineral Resources.
Island Gold’s Mineral Reserve base increased 2%, net of depletion, to 1.3 million ounces. This marked the ninth consecutive year Mineral Reserves have increased, a trend that is expected to continue given Island Gold’s large and growing high-grade Mineral Resource base. The Mineral Reserve grade also increased 4% to 10.12 g/t Au with the successful conversion of higher-grade Mineral Resources in Island East.
Mulatos’ Mineral Reserves increased 14% to 1.5 million ounces with the declaration of a new higher-grade underground Mineral Reserve at PDA. This also drove a 32% increase in grades with the addition more than offsetting the depletion of lower grade open pit and stockpiled ore. PDA is adjacent to the Mulatos pit and will be accessed from an underground drift from within the pit. The higher-grade ore from PDA is expected to be processed through the existing mill at Mulatos that was previously utilized for higher-grade underground ore from San Carlos. The PDA deposit will be an ongoing exploration focus with good further growth potential.
A $1,250 per ounce gold price assumption was used in estimating 2021 Mineral Reserves, unchanged from 2020. A detailed summary of Proven and Probable Mineral Reserves as of December 31, 2021 is presented in Table 1 at the end of this press release.
Mineral Resources
Global Measured and Indicated Mineral Resources (exclusive of Mineral Reserves) total 4.5 million ounces as of December 31, 2021. This is down from 6.9 million ounces from the end of 2020 with the majority of the decrease related to the conversion to Mineral Reserves at Mulatos and the reduction of non-pit constrained Mineral Resources from the Mulatos Main Pit area, most of which being contained in sulphides. With that portion of the operation nearing the end of its mine life, a detailed review of all remaining Mineral Resources was performed and it was determined that a significant portion would not convert to Mineral Reserves without alternative processing methods or higher gold prices.

3 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Global Inferred Mineral Resources total 7.0 million ounces as of December 31, 2021, up slightly from 2020. Grades increased 6% reflecting a further increase in high-grade Mineral Resources at Island Gold and decrease in lower grade Mineral Resources at Mulatos.
The Company’s $1,400 per ounce gold price assumption for estimating Mineral Resources is unchanged from 2020. Detailed summaries of the Company’s Measured and Indicated Mineral Resources and Inferred Mineral Resources as of December 31, 2021 are presented in Tables 3 and 4, respectively, at the end of this press release.
Island Gold
Island Gold achieved another significant milestone with its high-grade Mineral Reserve and Resource increasing to 5.1 million ounces across all categories, net of mining depletion. This marked the sixth consecutive year combined Mineral Reserves and Resources have grown with grades also increasing over that time frame. This included a 394,000 ounce, or 8% increase in Mineral Reserves and Resources from 2020.
Mineral Reserves increased 2% to 1.3 million ounces in 2021, net of mining depletion. This marked the ninth consecutive year Mineral Reserves have increased even with the primary exploration focus the last several years being on Mineral Resource growth. Mineral Reserve additions totaled 173,000 ounces, which more than offset mining depletion of 145,000 ounces.
Mineral Reserve grades also increased 4% to 10.12 g/t Au, reflecting new additions and the conversion of higher-grade Mineral Resources in the Island East area. This more than offset the higher grades mined and depleted in 2021 of 10.35 g/t Au. Since the acquisition of Island Gold in November 2017, Mineral Reserves have increased 78%, net of depletion, with Mineral Reserve grades increasing 10%.
The majority of the increase in Mineral Reserves came through both the discovery and conversion of Mineral Resources in the gap between high-grade Mineral Reserves and Resources in the upper and middle portions of Island East. A total of 206,400 ounces were added in this area with grades averaging 12.57 g/t Au. Given the proximity to existing underground development, there is potential to bring this higher-grade ore into the mine plan over the next three years, providing further near-term production upside potential (see Figure 1 at the end of this press release).
Measured and Indicated Mineral Resources increased 73% to 286,000 ounces with grades also increasing 13% to 8.12 g/t Au from the end of 2020. Inferred Mineral Resources increased 8% to 3.5 million ounces with grades decreasing 6% to 13.59 g/t Au compared to the end of 2020. A total of 478,000 ounces were added in the lower portion of Island East in proximity to the planned shaft. This addition more than offset the conversion to Mineral Reserves for a net increase of 245,000 ounces. The 6% decrease in grades reflected the conversion of significantly higher-grade Mineral Resources to Reserves in Island East as well as slightly lower, high-grade additions. Highlights of the 2021 increase in Inferred Mineral Resources include:
•424,400 ounces added in the lower portion of Island East, further increasing the size of this high-grade block to 2.0 million ounces grading 15.48 g/t Au. These additions are all located in proximity to the planned shaft location providing a significant source of higher-grade ore earlier in the mine life. Several of the best holes ever drilled at Island Gold have come from this high-grade ore shoot which remains open laterally, and down-plunge
•A new Inferred Mineral Resource block totaling 39,400 ounces was also discovered 130 metres (“m”) down-plunge from Mineral Resources in Island East and beyond the most easterly dyke. This also extended Mineral Resources more than 270 m to a depth of 1,750 m. This high-grade block remains open laterally and both up- and down-plunge highlighting the significant potential for further Mineral Resource growth
•Inferred Mineral Resources at Island Gold continue to convert to Mineral Reserves at a rate of more than 90% since the 2017 acquisition. These additions are all part of the same structure with consistent style of mineralization as existing Mineral Reserves. As such, the Company expects this high rate of conversion to continue as exploration drifts are advanced into these areas, allowing for additional drilling from underground
•Discovery costs averaged an attractive $11 per ounce over the past three years

4 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
A total of $22 million is budgeted for exploration at Island Gold in 2022. The surface and underground exploration drilling program will continue to test the lateral and down-plunge extensions of Island East, as well as increasingly focus on Island Main and West. The program includes 30,000 m of surface directional drilling and 30,000 m of underground exploration drilling. A 6,500 m regional exploration drilling program is also planned, focused on evaluating and advancing exploration targets outside the Island Gold Deposit on the 14,929-hectare Island Gold property.
Significant growth and upside to Phase III Expansion Study
The Phase III Expansion Study released in July 2020 was based on Mineral Reserves and Resources at the end of 2019 which totaled 3.7 million ounces across all categories. Since then, Mineral Reserves and Resources have increased 37%, or 1.4 million ounces at similar grades highlighting the significant ongoing growth of the deposit as well as upside to the Phase III expansion study. This growth will be incorporated into an updated mine plan which is expected to be released mid-2022. The optimized mine plan is also expected to incorporate higher-grade additions in proximity to the planned shaft bottom earlier in the mine life, further increasing the value of the operation.

Mineral Reserves
M&I Mineral Resources
Inferred Mineral Resources
Mineral Reserve grade
Inferred Resource grade
Cumulative oz produced
5,000
4,000
3,000
2,000
1,000
-
koz Au
16
14
12
10
8
6
4
Grade (g/t Au)
996
91
752
457
908
111
887
556
1,573
196
1,007
662
2,298
184
1,215
812
3,208
166
1,310
951
3,454
286
1,338
1,092
2016
2017
2018
2019
2020
2021
Mineral Reserve & Resource at time of acquisition in 2017
Mineral Reserve & Resource included in Phase III study

5 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Young-Davidson
Mineral Reserves at Young-Davidson increased 5% to 3.4 million ounces of gold, net of mining depletion. This marked the second consecutive year that mining depletion was more than replaced, extending the already long Mineral Reserve life by another year. A total of 376,000 ounces were added, primarily in the lower mine through the successful conversion of Mineral Resources. This more than offset mining depletion of 214,000 ounces. Mineral Reserve grades were largely unchanged at 2.42 g/t Au.
Based on expected underground mining rates of 8,000 tonnes per day, the Mineral Reserve life of the Young-Davidson mine has increased by one year to approximately 15 years as of December 31, 2021. This is up from a 13 year Mineral Reserve life as of two years ago with the operation having maintained at least a 13 year Reserve life since 2011 through a strong track record of Mineral Resource conversion. With the deposit open at depth and to the west, there is excellent potential to extend the Mineral Reserve life further.
Measured and Indicated Mineral Resources of 0.9 million ounces decreased from 1.1 million ounces one year ago, reflecting the conversion of Mineral Resources to Mineral Reserves. Grades increased slightly to 3.30 g/t Au. Inferred Mineral Resources decreased slightly to 0.2 million ounces with grades increasing to 2.99 g/t Au.
A total of $5 million is budgeted for exploration at Young-Davidson in 2022. The focus will be on following up on the success of the 2020 and 2021 programs which extended gold mineralization below existing Mineral Reserves and Resources and intersected higher grades in the hanging wall and footwall of the deposit. The drilling completed in 2021 was the first significant exploration program at Young-Davidson since 2011 and highlights the significant potential below the existing deposit which remains open at depth and to the west.
The 2022 program includes 21,600 m of underground exploration drilling, and 500 m of underground exploration development to extend drill platforms on the 9220, 9095, and 9025-levels. The focus of the underground exploration drilling program will be to expand Mineral Resources in six target areas that have been identified within proximity to existing underground infrastructure. In addition, 3,500 m of surface drilling is planned to test near-surface targets across the 5,600 hectare Young-Davidson Property.
Mulatos
Total Mulatos District Mineral Reserves (including La Yaqui Grande) increased 14% to 1.5 million ounces, net of mining depletion, with grades also increasing 32% to 1.64 g/t Au. The increase reflects the declaration of a new higher-grade Mineral Reserve at PDA, which more than offset mining depletion of lower grade ore from the Mulatos pits and stockpiles.
PDA is a higher-grade underground deposit located adjacent to the Main Mulatos pit. The deposit is expected to be mined from underground and accessed from a development drift off the Main Mulatos pit. This will greatly reduce the development needed to access the deposit. The higher-grade ore from PDA will be processed through the existing mill at Mulatos that was previously used to process underground ore from San Carlos. The deposit has good exploration upside potential and will be a focus of an ongoing drill program in 2022. This will be incorporated into an updated development plan which expected will be finalized over the next year.
The remaining Mineral Reserve life of the Mulatos District is approximately six years as of December 31, 2021 (excluding PDA).
Measured and Indicated Mineral Resources at Mulatos totaled to 0.4 million ounces, down from 2.6 million ounces at the end of 2020. This reflected the conversion of Mineral Resources to Reserves at PDA, as well as a larger reduction in non-pit constrained Mineral Resources at the Mulatos Mine pit area as noted above. Inferred Mineral Resources also decreased to 0.1 million ounces from 0.3 million ounces at the end of 2020.
A total of $7 million is budgeted at Mulatos for exploration in 2022. This includes 17,000 m of drilling focused on regional targets including Carricito, and Halcon, Halcon West, and Refugio. Further work including drilling and mapping is planned at Los Venados to follow up on low sulphidation mineralization identified in 2021.
Several regional exploration targets have been identified from a property-wide VTEM geophysical survey that was completed in late 2018. A focus of the 2022 regional exploration

6 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
program will be to further evaluate these targets through systematic mapping, sampling, and ground geophysics with the objective of defining drill targets.
Lynn Lake
Mineral Reserves and Resources at Lynn Lake are unchanged from a year ago with the primary focus over the past year on advancing the project, including completing the permitting process.
A total of $3 million is budgeted for exploration at the Lynn Lake project in 2022. This includes 5,000 m of drilling focused on continuing to test exploration targets in proximity to the Gordon and MacLellan deposits with the objective of adding to Mineral Resources. Since the completion of the 2017 Feasibility Study on the Lynn Lake Project, exploration success around the Gordon and MacLellan deposits have driven a 27% increase in Mineral Reserves to 2.1 million ounces of gold.
The exploration program will also further evaluate the Burnt Timber and Linkwood deposits, including defining and testing exploration targets with the objective of expanding Mineral Resources at both deposits. The Burnt Timber and Linkwood deposits contained Inferred Mineral Resources totaling 1.6 million ounces grading 1.1 g/t Au (44 mt) as of December 31, 2021 and represent potential upside to the 2017 Feasibility Study.
The other key area of focus for 2022 is the continued evaluation and advancement of the new greenfields discovery, Tulune (see press release December 16, 2021), and a pipeline of prospective exploration targets within the 58,000-hectare Lynn Lake Property.
Kirazlı, Ağı Dağı, Çamyurt, Esperanza and Quartz Mountain
Mineral Reserves and Resources for the Kirazlı, Ağı Dağı, Çamyurt, Esperanza and Quartz Mountain projects are unchanged from a year ago.

Qualified Persons
Chris Bostwick, FAusIMM, Alamos Gold’s Senior Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 (“NI 43-101”). The Qualified Persons for the National Instrument 43-101 compliant Mineral Reserve and Resource estimates are detailed in the following table.

Mineral Resources QP	Company	Project
Jeffrey Volk, CPG, FAusIMM	Director - Reserves and Resource, Alamos Gold Inc.	Young-Davidson, Lynn Lake
Raynald Vincent, P.Eng., M.G.P.	Exploration Superintendent - Island Gold	Island Gold
Marc Jutras, P.Eng	Principal, Ginto Consulting Inc.	Mulatos Pits, PDA, La Yaqui, Carricito, Esperanza, Ağı Dağı, Kirazli, Çamyurt, Quartz Mountain
Mineral Reserves QP	Company	Project
Chris Bostwick, FAusIMM	SVP Technical Services, Alamos Gold Inc.	Young-Davidson, Lynn Lake, PDA Underground
Nathan Bourgeault, P.Eng	Chief Engineer - Island Gold	Island Gold
Herb Welhener, SME-QP	VP, Independent Mining Consultants Inc.	Mulatos Pits, La Yaqui, Ağı Dağı, Kirazli

With the exception of Mr. Volk, Mr. Bostwick, Mr. Vincent, and Mr. Bourgeault each of the foregoing individuals are independent of Alamos Gold.

7 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note regarding Forward-Looking Statements
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “continue”, "expect", "plan", "estimate", “target”, “budget”, “prospective” or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. Such statements in this news release include, without limitation, statements with respect to planned exploration programs and focuses, potential drilling results and related expectations, costs and expenditures, project economics, gold price assumptions, potential mineralization, projected ore grades, changes in Mineral Resources and conversion of Inferred Mineral Resources to Proven and Probable Mineral Reserves, expected mine life, expected Mineral Reserve life and potential extensions thereof, expected increases in the value of operations, and other information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
These factors and assumptions include, but are not limited to: the actual results of current exploration activities, conclusions of economic and geological evaluations, changes in project parameters as plans continue to be refined, operations may be exposed to widespread pandemic; the impact of the COVID-19 pandemic on the broader market; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Turkey; the duration of regulatory responses to the COVID-19 pandemic; changes in national and local government legislation, controls or regulations; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); ability to sell or deliver gold doré bars; disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, Mexican peso and Turkish Lira); the impact of inflation; employee and community relations; litigation and administrative proceedings (including but not limited to the investment treaty claim announced on April 20, 2021 against the Republic of Turkey by the Company’s wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V.); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays with the Federal and/or Provincial permitting process for the Lynn Lake Project; delays with the Phase III Expansion Project at the Island Gold mine; delays in the development or updating of mine plans; changes

8 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
that may be required to the intended method of accessing and mining the deposit at Puerto Del Aire and changes related to the intended method of processing any ore from the despoit at Puerto Del Aire; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada, Mexico, the United States, Turkey and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company. The litigation against the Republic of Turkey, described above, results from the actions of the Turkish government in respect of the Company’s projects in the Republic of Turkey. Such litigation is a mitigation effort and may not be effective or successful. If unsuccessful, the Company’s projects in Turkey may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Turkey and its ability to operate in Turkey. Even if successful, there is no certainty as to the quantum of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Turkey, or even retaining control of its assets and gold mining projects in Turkey can only result from agreement with the Turkish government. The investment treaty claim described above may have an impact on foreign direct investment in the Republic of Turkey which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation in the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Turkey, and which may have a negative effect on overall anticipated project values.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.
Note to U.S. Investors – Mineral Reserve and Resource Estimates
Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

9 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Table 1: Total Proven and Probable Mineral Reserves as of December 31, 2021

PROVEN AND PROBABLE GOLD RESERVES (as at December 31, 2021)
	Proven Reserves			Probable Reserves			Total Proven and Probable
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000's)	(g/t Au)	(000's)	(000's)	(g/t Au)	(000's)	(000's)	(g/t Au)	(000's)
Young-Davidson	21,451	2.44	1,681	22,239	2.40	1,713	43,690	2.42	3,394
Island Gold	834	9.33	250	3,278	10.33	1,088	4,112	10.12	1,338
Mulatos Main Pits	367	1.18	14	2,758	1.16	103	3,125	1.16	117
Stockpiles	4,947	1.64	260	0	0.00	0	4,947	1.64	260
La Yaqui Grande	409	0.87	11	18,039	1.26	731	18,448	1.25	742
PDA	532	4.96	85	2,318	4.61	343	2,849	4.67	428
Total Mulatos	6,255	1.84	370	23,115	1.58	1,177	29,369	1.64	1,547
MacLellan	12,059	1.83	710	15,761	1.33	672	27,820	1.54	1,382
Gordon	2,311	2.82	210	6,412	2.27	468	8,723	2.42	678
Total Lynn Lake	14,370	1.99	920	22,172	1.60	1,140	36,542	1.75	2,060
Ağı Dağı	1,450	0.76	36	52,911	0.66	1,130	54,361	0.67	1,166
Kirazlı	670	1.15	25	33,191	0.68	727	33,861	0.69	752
Total Turkey	2,120	0.89	61	86,102	0.67	1,857	88,222	0.68	1,918
Alamos - Total	45,030	2.27	3,283	156,906	1.38	6,975	201,936	1.58	10,257

PROVEN AND PROBABLE SILVER MINERAL RESERVES (as at December 31, 2021)
	Proven Reserves			Probable Reserves			Total Proven and Probable
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000's)	(g/t Ag)	(000's)	(000's)	(g/t Ag)	(000's)	(000's)	(g/t Ag)	(000's)
La Yaqui Grande	0	0.00	0	18,039	19.51	11,315	18,039	19.51	11,315
MacLellan	12,059	4.94	1,914	15,761	3.97	2,011	27,820	4.39	3,925
Ağı Dağı	1,450	6.22	290	52,911	5.39	9,169	54,361	5.41	9,459
Kirazlı	670	16.94	365	33,191	9.27	9,892	33,861	9.42	10,257
Alamos - Total	14,179	5.64	2,569	119,902	8.40	32,387	134,081	8.11	34,956

Table 2: Project Life-of-Mine Mineral Reserve Waste-to-Ore Ratios
as of December 31, 2021

Project Life-of-Mine Mineral Reserve Waste-to-Ore Ratios as of December 31, 2021
Project	Waste-to-Ore Ratio
Mulatos Mine	4.16
La Yaqui Grande Pit	5.18
Ağı Dağı Pits	1.03
Kirazlı Pit	1.45
Lynn Lake Pits	8.12

10 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Table 3: Total Measured and Indicated Mineral Resources as of December 31, 2021

MEASURED AND INDICATED GOLD MINERAL RESOURCES (as at December 31, 2021)
	Measured Resources			Indicated Resources			Total Measured and Indicated
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000's)	(g/t Au)	(000's)	(000's)	(g/t Au)	(000's)	(000's)	(g/t Au)	(000's)
Young-Davidson - Surface	496	1.13	18	1,242	1.28	51	1,739	1.24	69
Young-Davidson - Underground	4,168	3.30	442	2,908	4.54	425	7,076	3.81	867
Total Young-Davidson	4,665	3.07	460	4,150	3.56	476	8,815	3.30	936
Island Gold	20	4.92	3	1,076	8.18	283	1,096	8.12	286
Mulatos	645	1.21	25	4,289	0.99	136	4,934	1.01	161
La Yaqui Grande	0	0.00	0	1,150	0.87	32	1,150	0.87	32
PDA	128	5.48	23	637	4.97	102	765	5.05	124
Carricito	58	0.82	2	1,297	0.82	34	1,355	0.83	36
Total Mulatos	831	1.85	50	7,373	1.28	304	8,204	1.34	353
MacLellan - Open Pit	902	2.07	60	3,532	1.71	194	4,434	1.78	254
MacLellan - Underground	0	0.00	0	123	3.54	14	123	3.54	14
Gordon	105	1.86	6	1,511	2.06	100	1,617	2.05	106
Burnt Timber	0	0.00	0	1,021	1.40	46	1,021	1.40	46
Linkwood	0	0.00	0	984	1.16	37	984	1.17	37
Total Lynn Lake	1,007	2.04	66	7,172	1.70	391	8,178	1.74	457
Esperanza	19,226	1.01	622	15,126	0.95	462	34,352	0.98	1,084
Ağı Dağı	553	0.44	8	34,334	0.46	510	34,887	0.46	518
Kirazlı	0	0.00	0	3,056	0.42	42	3,056	0.43	42
Çamyurt	513	1.00	16	17,208	0.89	492	17,721	0.89	508
Total Turkey	1,066	0.70	24	54,598	0.59	1,044	55,664	0.60	1,068
Quartz Mountain	214	0.95	7	11,942	0.87	333	12,156	0.87	339
Alamos - Total	27,029	1.42	1,232	101,437	1.01	3,293	128,465	1.10	4,524

MEASURED AND INDICATED SILVER MINERAL RESOURCES (as at December 31, 2021)
	Measured Resources			Indicated Resources			Total Measured and Indicated
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000's)	(g/t Ag)	(000's)	(000's)	(g/t Ag)	(000's)	(000's)	(g/t Ag)	(000's)
La Yaqui Grande	0	0.00	0	1,150	11.92	441	1,150	11.92	441
MacLellan - Open Pit	902	8.55	248	3,532	4.64	527	4,434	5.44	775
MacLellan - Underground	0	0.00	0	123	6.05	24	123	6.05	24
Esperanza	19,226	7.25	4,482	15,126	9.16	4,455	34,352	8.09	8,936
Ağı Dağı	553	1.59	28	34,334	2.19	2,417	34,887	2.18	2,445
Kirazlı	0	0.00	0	3,056	2.71	266	3,056	2.71	266
Çamyurt	513	5.63	93	17,208	6.15	3,404	17,721	6.14	3,497
Alamos - Total	21,194	7.12	4,850	74,529	4.81	11,533	95,723	5.32	16,384

11 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Table 4: Total Inferred Mineral Resources as of December 31, 2021

INFERRED GOLD MINERAL RESOURCES (as at December 31, 2021)
	Tonnes	Grade	Ounces
	(000's)	(g/t Au)	(000's)
Young-Davidson - Surface	31	0.99	1
Young-Davidson - Underground	2,062	3.02	200
Total Young-Davidson	2,093	2.99	201
Island Gold	7,906	13.59	3,454
Mulatos	507	0.92	15
La Yaqui Grande	234	1.07	8
PDA	83	5.14	14
Carricito	900	0.74	22
Total Mulatos	1,724	1.06	59
MacLellan - Open Pit	1,227	1.11	44
MacLellan - Underground	72	3.69	9
Gordon	132	1.36	6
Burnt Timber	23,438	1.04	781
Linkwood	21,004	1.16	783
Total Lynn Lake	45,873	1.10	1,622
Esperanza	718	0.80	18
Ağı Dağı	16,760	0.46	245
Kirazlı	7,694	0.61	152
Çamyurt	2,791	0.95	85
Total Turkey	27,245	0.55	482
Quartz Mountain	39,205	0.91	1,147
Alamos - Total	124,764	1.74	6,982

INFERRED SILVER MINERAL RESOURCES (as at December 31, 2021)
	Tonnes	Grade	Ounces
	(000's)	(g/t Ag)	(000's)
La Yaqui Grande	234	7.54	57
MacLellan - Open Pit	1,227	1.98	78
MacLellan - Underground	72	3.26	8
Esperanza	718	15.04	347
Ağı Dağı	16,760	2.85	1,536
Kirazlı	7,694	8.71	2,155
Çamyurt	2,791	5.77	518
Alamos - Total	29,496	4.95	4,699

Notes to Mineral Reserve and Resource Tables:

•The Company’s Mineral Reserves and Mineral Resources as at December 31, 2021 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s NI 43-101 requirements.
•Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
•Mineral Resources are exclusive of Mineral Reserves.
•Mineral Reserve cut-off grade for the Mulatos Mine, the La Yaqui Pit, the Kirazlı Pit and the Ağı Dağı Pit are determined as a net of process value of $0.10 per tonne for each model block.
•All Measured, Indicated and Inferred open pit Mineral Resources are pit constrained.
•With the exception of the Mulatos main open pit, Mineral Reserve estimates assumed a gold price of $1,250 per ounce and Mineral Resource estimates assumed a gold price of $1,400 per ounce. As the Mulatos main open pit has a Mineral Reserve life remaining of less than two years, a gold price of $1,400 was used.
•Metal prices, cut-off grades and metallurgical recoveries are set out in the table below.

12 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

	Mineral Resources		Mineral Reserves
	Gold Price	Cut-off	Gold Price	Cut-off	Met Recovery
Mulatos:
Mulatos Main Open Pit	$1,400	0.5	see notes	see notes	>50%
PDA Underground	$1,400	2.5	$1,250	3.0	85%
La Yaqui	$1,400	0.3	$1,250	see notes	75%
Carricito	$1,400	0.3	n/a	n/a	n/a
Young-Davidson - Surface	$1,400	0.5	$1,250	0.5	91%
Young-Davidson - Underground	$1,400	1.3	$1,250	1.5	91%
Island Gold	$1,400	4.0	$1,250	2.89-4.22	96.5%
Lynn Lake - MacLellan	$1,400	0.42	$1,250	0.47	91-92%
Lynn Lake - MacLellan UG	$1,400	2.0	n/a	n/a	n/a
Lynn Lake - Gordon	$1,400	0.62	$1,250	0.69	89-94%
Esperanza	$1,400	0.4	n/a	n/a	60-72%
Ağı Dağı	$1,400	0.2	$1,250	see notes	80%
Kirazli	$1,400	0.2	$1,250	see notes	81%
Çamyurt	$1,400	0.2	n/a	n/a	78%
Quartz Mountain	$1,400	0.21 Oxide, 0.6 Sulfide	n/a	n/a	65-80%

13 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Figure 1: Island Gold Mine Main Zone Longitudinal – 2021 Mineral Reserves

14 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Figure 2: Island Gold Mine Main Zone Longitudinal – 2021 Mineral Resources

15 | Alamos Gold Inc